Exhibit 99.1

Pan American Silver Corp. - Early Warning Report

VANCOUVER, March 4, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") is pleased to announce that it has acquired ownership of 9,090,909 common shares ("Common Shares") of Kootenay Silver Inc. ("Kootenay") for CDN$0.22 per Common Share (the "Subscription Price"), representing approximately 10.3% of the total number of the issued and outstanding Common Shares, pursuant to a subscription agreement (the "Subscription Agreement") between Pan American and Kootenay dated February 15, 2016 (the "Private Placement"). The Common Shares acquired by Pan American under the Private Placement which closed on March 3, 2016, represent the total of number of Common Shares held by Pan American immediately following the Private Placement.

Pan American holds the Common Shares for investment purposes. Pursuant to the Subscription Agreement, Pan American has the right to subscribe for and purchase a further number of Common Shares such that the Pan American will own ten percent (10%) of all issued and outstanding Common Shares (calculated on a non-diluted basis) upon the closing of the transactions contemplated by the letter agreement dated January 12, 2016 between the Kootenay and Northair Silver Corp. (the "Northair Transaction"), at the Subscription Price, on and subject to the terms and conditions set forth in the Subscription Agreement (the "Second Tranche Option"). The Second Tranche Option is conditional on closing of the Northair Transaction and Pan American will consider exercising the Second Tranche Option if and when granted. The rationale underlying the Second Tranche Option is that the Northair Transaction, if consummated, is expected to dilute Pan American's holdings of Common Shares to below ten per cent (10%).

Pan American acquired ownership of its Common Shares in reliance on the accredited investor exemption set out in section 2.3 of National Instrument 45-106 Prospectus Exemptions and the Common Shares trade through the facilities of the TSX Venture Exchange.

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: For Further Information and to Obtain a Copy of the Related Early Warning Report Please Contact: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 15:00e 04-MAR-16